SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _1_)*



                         Computer Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   20527H 104
     -----------------------------------------------------------------------
                                 (CUSIP Number)



Check  the  following  box if a fee is being  paid with the  statement  [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))


                                Page 1 of 7 Pages

                                  SCHEDULE 13G


--------------------------------                      -----------------------
CUSIP No.  20527H 104                                    Page 2 of  7 Pages
          -----------------------                     ----------    ----------
-----------------------------------------------         -----------------------

------------- -----------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cherry Tree Ventures II, a limited partnership
              FIN:  41-1458311

------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) X
                                                                      (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota
------------------------- --------- -------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          0
                          --------- -------------------------------------------
                          6         SHARED VOTING POWER

                                    0
                          --------- -------------------------------------------
                          7         SOLE DISPOSITIVE POWER

                                    0
                          --------- -------------------------------------------
                          8         SHARED DISPOSITIVE POWER

                                    0
------------- -----------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                              [ ]

------------- -----------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              0
------------- -----------------------------------------------------------------
12            TYPE OF REPORTING PERSON*

              PN

------------------------------                        -----------------------
CUSIP No.   20527H 104                                Page 3  of  7  Pages
          ---------------------                       ---------    ----------

------------- -----------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gordon F. Stofer
              SS#:  ###-##-####
------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X
                                                                    (b) [ ]

------------- -----------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota
------------------------- --------- -------------------------------------------
   NUMBER OF      5         SOLE VOTING POWER
    SHARES
  BENEFICIALLY
    OWNED BY
     EACH
   REPORTING
    PERSON
      WITH
                  0
                ---------------------------------------------------------------
                  6         SHARED VOTING POWER

                            0
                ---------------------------------------------------------------
                  7         SOLE DISPOSITIVE POWER

                            0
                ---------------------------------------------------------------
                  8         SHARED DISPOSITIVE POWER

                            0
------------- -----------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                          [ ]

------------- -----------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              0
------------- -----------------------------------------------------------------
12            TYPE OF REPORTING PERSON*

              IN

--------------------------------                      -----------------------
CUSIP No.  20527H 104                                  Page 4 of  7  Pages
          -----------------------                     ----------    ----------


------------- -----------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tony J. Christianson
              SS#:  ###-##-####
------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) X
                                                                      (b) [ ]

------------- -----------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota
------------------------- --------- -------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          0
                          --------- -------------------------------------------
                          6         SHARED VOTING POWER

                                    0
                          --------- -------------------------------------------
                          7         SOLE DISPOSITIVE POWER

                                    0
                          --------- -------------------------------------------
                          8         SHARED DISPOSITIVE POWER

                                    0
------------- -----------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                          [ ]

------------- -----------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              0
------------- -----------------------------------------------------------------
12            TYPE OF REPORTING PERSON*

              IN

                                                                  Page 5 of 7
Item 1(a)         Name of Issuer

                  Computer Petroleum Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  510 World Trade Center
                  30 East 7th Street
                  St. Paul, MN 55101

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Cherry Tree Ventures II, a Limited Partnership and on behalf of Gordon F. Stofer and Tony J. Christianson who are Managing General Partners of Cherry Tree Ventures II.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  1400 Northland Plaza
                  3800 West 80th Street
                  Minneapolis, MN 55431

                  Each of Gordon F. Stofer and Tony J. Christianson has the above address.

Item 2(c)         Citizenship: Partnerships are organized in Minnesota.

                  Each of Gordon F. Stofer and Tony J. Christianson is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  common stock

Items 2(e)        CUSIP Number:

                  20527H104

Item 3 If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(d), Check Whether the Person Filing is a:

                  Not Applicable.

                                                                 Page 6 of 7
Item 4            Ownership:

                  (a)      Amount Beneficially Owned:

                           See pages 2, 3, & 4 - Item 9

                           Mr. Stofer and Mr. Christianson are members of this group because of their positions as Managing General Partners of Cherry Tree Ventures II; voting and control is based on their role as Managing General Partners of CTV II and they disclaim beneficial ownership of those shares.

                  (b)      Percent of Class:

                           See pages 2, 3, & 4 - Item 11

                  (c)      Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                                    see pages 2, 3 & 4, Items 5-8

                           (ii) shared power to vote or to direct the vote:

                                    see pages 2, 3 & 4, Items 5-8

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                    see pages 2, 3 & 4, Items 5-8

                           (iv) shared power to dispose or to direct the
                                disposition of:

                                    see pages 2, 3 & 4, Items 5-8

Item 5            Ownership of Five Percent or Less of a Class:

                  All individual members of the group are less than 5% owners of Computer Petroleum common stock.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable.

Item 8            Identification and Classification of Members of the Group:

                  The Group is Cherry Tree Ventures II. Mr. Stofer and Mr. Christianson are members of this group because of their positions as Managing General Partners of CTV II; voting and control is based on their role as Managing General Partners of CTV II and they disclaim beneficial ownership of those shares.

Item 9            Notice of Dissolution of Group:

                  This is the final  report for the member of the group,  Cherry
                  Tree   Ventures  II;  all  shares  were   acquired  by  United
                  Communications Group on August 23, 1996.

Item 10           Certification:

                  Not Applicable.



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  1/30/97                             CHERRY TREE VENTURES II,
                                            A LIMITED PARTNERSHIP


By  /s/ Tony J. Christianson                By  /s/ Tony J. Christianson
    Tony J. Christianson                       Tony J. Christianson
    Individual                                 Managing General Partner



By  /s/ Gordon F. Stofer                    By  /s/ Gordon F. Stofer
     Gordon F. Stofer                           Gordon F. Stofer
     Individual                                 Managing General Partner